April 9, 2010

Via Edgar and Federal Express

John Hartz Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4631

Re:	China Architectural Engineering, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 200
Form 10-Q for the Fiscal Quarter Ended September 30\, 2009
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33709

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission comment letter dated March 24, 2010.  Prior to the Company’s receipt of the March 24, 2010 comment letter, the Company received a comment letter dated February 22, 2010 and the Company provided a response letter dated March 15, 2010.  Prior comments nos. 4 and 11, as referenced below, refer to the comments contained in the Commission comment letter dated February 22, 2010, as responded to in the Company’s response letter dated March 15, 2010.  The Company’s responses to the Staff’s March 24, 2010 comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment:  We note your intentions to provide revised and expanded disclosures in response to several of our previous comments. Please ensure that all such disclosures are included in your next periodic report.

Response:  The Company respectfully notes your comment and confirm that it will revise and expand its disclosures in response to the previous comments next periodic report, the Quarterly Report on Form 10-Q for the three months ended March 31, 2010.

Prior Comment 4

2.
Comment:  We note your response to prior comment 4 in regard to the $10M variable rate convertible bonds due in 2012; however, we are unclear as to why you have reduced additional paid-in-capital by $2.6 million, as well as what the adjustments and/or corrections you have referred to represent. Please clarify what the “adjustment to debit APIC-BCF” refers to in the analysis you have supplementally provided and why you have referred to them as corrections.

Mr. John Hartz
April 9, 2010

Response:  The Company respectfully notes your comment and informs you that the Company adopted the accounting of the embedded derivative related to the $10 million convertible bond upon inception on the assumption that the Beneficial Conversion Feature, or BCF, is required to be changed when the price is changed.  Accordingly, the value of BCF has been determined by the Black Scholes as follows:

At 12/31/2007	$4,342,857	Adjustment
At 03/31/2008	$3,304,091
Decrease in value	$1,038,766	DR APIC – BCF
		CR Bond Discount – BCF
		At 03/31/2008

At 03/31/2008	$3,304,091
At 06/30/2008	$2,171,429
Decrease in value	$1,132,662	DR APIC – BCF
		CR Bond Discount – BCF
		At 06/30/2008

Because of $2 million conversion, the value of BCF value is decreased by 10% of the original value $4,342,857 = $434,286.

		DR APIC – BCF
		CR Bond Discount – BCF
		At 09/30/2008

The sum of the above three adjustments accounted for the reduction of APIC-BCF $2,605,714 in 2008.

Prior Comment 11

3.	Comment: We note your response to our prior comment 11. With a view towards future disclosure, please address the following additional items:

●  Sub-comment:  You indicated in your response that receivables related to the Dubai projects were due to delays made by the client since April 2009. Please advise us as to why the aging you have provided supplementally in Appendix A shows the Dubai contracts in the 1-30 day bucket.

Sub-response:  For receivables related to the Dubai Project, the client delayed payment to us since April 2009 by refusing to issue the Certificates for Value of Work Done.  No Certificates have been issued since April 2009.  The Certificates are pre-requisites to proceed with payment to the Company. The client paid for all work for Certificates for Value of Work Done issued in or before April 2009.  Such payments were made prior to December 31, 2009.  As a result, no account receivables at December 31, 2009 represent work for the above-referenced Certificates issued in or before April 2009.  The receivables for the year ended December 31, 2009 were recognized in accordance with the Percentage of Completion Method and based on the claim consultant’s report on the estimated final value of work done that the Company completed as of December 31, 2009.  As the receivables were recognized at the year end 2009, they are classified as current and under the 1-30 day bucket.

Mr. John Hartz
April 9, 2010

●  Sub-comment:  We note that you have employed a claim consultant to facilitate payment on your Dubai projects. Please provide us with a more specific and comprehensive discussion regarding why you believe you will collect these amounts and why no allowance is required at this time.

Sub-response:  In the report of the claim consultant, there are the high and low estimates for the final total value of work done for the Dubai project. We started with the low estimates with prudence and adjusted such amounts with the amounts that the claim consultant’s expressed that there was an excellent opportunity for the Company to be recovered.  Furthermore, as the client of the projects being the joint venture of two reputable Japanese corporations and one Turkish corporation with long operating histories, the Company believes that the possibility of default in payment is considered not likely to occur.  Based on these supporting documents and analysis, the Company believes that the receivables will be collected and no allowance is required at this time.

●  Sub-comment:  We note that you have a significant amount of receivables that are greater than 365 days old as well as a significant amount that are greater than 720 days old. Your current disclosure in you Form 10-K for the year ended December 31, 2009 indicates that your average account settlement is as high as one year.  Please ensure that you revise future filings to quantify the receivables that are older than 365 days and 720 days. In addition, please provide us, and include in future filings, a comprehensive discussion regarding how you have determined that these amounts are realizable.

Sub-response:  The Company periodically prepares the aging of the receivables information and reviews the balances with consideration of the background of each client for assessing the realizable value of the balances and would make provision when appropriate.  The Company notes that its account receivables that are 365 and 720 days old are primarily related to the Company’s PRC operations, and the payment cycle in the PRC commonly entails a receivable being outstanding for over one to two years before collection.  Such situations are particularly common in the construction market and with the clients from government. Since the Company’s older outstanding receivables are mainly of government projects, the final accounts and payments are required to be processed through a lengthy bureaucratic process in the PRC government. Based on the foregoing, and despite the receivables being outstanding from 365 to 720 days, the Company considers them to be realizable because the Company believes that there is a remote chance that the PRC Government will go into bankruptcy or otherwise refuse to make payment on the receivables. In addition, the Company has the policy of conducting a comprehensive review the aging of account receivables on a regular basis every three months.  Furthermore, the Company has a designated staff member from one of its PRC subsidiaries to remain in constant communication with the Company’s various departments regarding PRC receivables collection status, and allowances for doubtful accounts is made, as necessary, based on the collection status updates.

The Company will revise future filings accordingly to quantify the receivables older than 365 days and 720 days and provide additional information in future filings as summarized above.

Mr. John Hartz
April 9, 2010

●  Sub-comment:  We note your disclosure on page 11 of your Form 10-K for the fiscal year ended December 31, 2009 that you may be required to reverse revenue previously recognized on your Dubai Metro Rail Project. Please provide us with a more specific and comprehensive discussion of the nature of the circumstances which would require you to reverse revenue and how you have considered these circumstances in determining that the revenue you have recognized to date was appropriate.

Sub-response:  With the use of “percentage-of-completion” method, the revenue to be recognized for each period will included both (1) the revenue earned for the current period and (2) the adjustment to previously recognized revenue that is required because of the changes in estimated total revenue, costs and profitability of projects from which the previous revenue had been recognized. The changes in the estimates may be the result of, for example, increased costs or overhead expenses of the projects, changes of the scope of the works of the contract as well as the changes of technologies used which in turn affect the costs of the project.  Under these circumstances, the estimated revenue and costs can change and as a result the estimated profitability of the project can change, which affects the profit elements in the revenue previously recognized and may be required to be revised accordingly.  The “adjustments” or “revisions” are made via adjustment to the current period revenue because it is the changes in estimates that are requiring the revisions and not a restatement of the previous period figures.  With respect to the Dubai Metro Rail Project, an adjustment under the percentage-of-completion method described above may be required if, for example, the Company and the Company’s claim consultant modifies its evaluation of the Company’s claims such that the Company is not likely to recover its claims as currently anticipated, if the Company encounters any unexpected difficulties in the claiming process which making the increase of claiming costs, and if a commercial settlement between the parties is reached on a amounts different from current value estimates.  In such scenarios, the final project revenue or estimated costs may be changed to affect the revenue recognition of the project.  However, neither of the situations is considered to exist at the moment of the reporting that affects the accounting estimates of revenue and costs used for the period.  As such, the Company believes that the revenue recognized to date is appropriate as there were periodic reviews of the estimates of the project revenue and costs by the Company to reflect the latest profitability of the project for revenue recognition.

The Company will update its disclosures in future filings to reflect the foregoing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 9 – Convertible Bonds and Bond Warrants, Page F-24

4.
Comment:  We note your disclosure that the reset of the conversion feature of your $10 million variable rate convertible bonds due in 2012 resulted in an additional $3.4 million of bond discount. Please help us understand how you have reflected this amount in your financial statements. In this regard, we note from your Form 10-Q for the quarterly period ended September 30, 2009 that your statement of stockholders’ equity reflected a $3.4 million increase to additional paid-in capital from warrants and beneficial conversion. Therefore, it is unclear to us why your statement of stockholders’ equity for the year ended December 31, 2009 has an entry for only $1.9 million. It is also unclear how the amount has been reflected in the net value for your convertible bonds payable.

Response: The Company respectfully notes your comment and informs you that the entry of additional paid-in capital, or APIC, of $3,456,346 in the stockholders’ equity statement of the Quarterly Report for the periods ended September 30, 2009 is correct.  As such, the balance of APIC at September 30, 2009 of $26,500,138 should be carried forward to December 31, 2009.  Due to an inadvertent reflection of a foreign currency exchange gain of $1,894,684 to APIC that was in the stockholders’ equity statement in the Form 10-K for the year ended December 31, 2009, the amount was incorrectly reflected in the Form 10-K.  The Company undertakes to adjust the presentation in the statement of stockholder’s equity in future filings.

Mr. John Hartz
April 9, 2010

Note 11 – Income Taxes, page F-26

5.	Comment: Please provide us, and revise future filings to include, the disclosures required by FASB ASC 740-10-50, applicable.

Response: We respectfully note your comment and we have revised the income tax disclosure to provide additional information required by FASB ASC 740-10-50, attached hereto as Exhibit A.  The balance sheet disclosed a Deferred Income Tax-Current Asset of $113,033 which represents net operating loss of a subsidiary Techwell Engineering Limited in Hong Kong. The losses can be carried forward to set-off future assessable profits in Hong Kong without expiring date.  In the future filings, disclosures will be made in accordance with FASB ASC 740-10-50 regarding the above, as exemplified in Exhibit A.

Note 17 – Subsequent Events, Page F-31

6.
Comment: We note your disclosure on page 12 that you failed to make required interest payments under your $28 million convertible bonds. Please provide us with a more specific and comprehensive discussion regarding when the interest payments were due. In addition, with a view towards future disclosure, please tell us how you determined it was appropriate to continue to classify the convertible bonds as long-term debt at December 31, 2009 as well as any other period in which you had overdue interest payments or any other violation of your debt agreements. In this regard, please discuss what consideration you have given to your ability to meet the conditions of your waiver. Reference ASC 470-10-45-1.

Response: The Company respectfully notes your comment and informs you that, as disclosed in Note 17 Subsequent Events, the Company entered into an Amendment and  Waiver Agreement with Bondholders other Creditors and other interested parties as specified in the agreement that the Bond holders extended the payment of overdue interest of $ 2,520,000.  The following consists of the payments:

$10 Million Bond (balance of $8M)
Interest for 6 months from April to October 2009	$120,000

$20 Million Bond
Interest for 6 months October 2008 to April 2009	$1,200,000
Interest for 6 months April 2009 to October 2009	1,200,000
$2,520,000

In accordance with the Waiver Agreement, the Company has made the first payment of $1,260,000 on March 31, 2010.   The Waiver Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on February 24, 2010.

The Company intends to honor the Bond and the above waiver agreement and avoid any violation so that the original terms of the loan would not be exposed to any default-call, and the Company believes that it has reasonable grounds to believe that it will be able to meet the terms and conditions of the waiver and the bonds in light of (i) the Company’s initial payment of interest per the waiver agreement as of March 31, 2010 and (ii) the Company’s proposed venture to acquire 60% of ConnGame as described in the PRE 14C information statement filed with the Commission.

In light of the foregoing, in addition to other factors and considerations, the Company believes that it will be able to meet the debt covenants and, accordingly, consider to be appropriate to continue classifying the convertible bonds as long- term debts at December 31, 2009 and the forthcoming periodic reporting.

Mr. John Hartz
April 9, 2010

The undersigned, on behalf of the Company, hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Anh Q. Tran, Esq. of K&L Gates, LLP, company counsel, at (310) 552-5083, with any questions regarding the matters discussed in this letter.

Sincerely,

/s/ Luo Ken Yi
Luo Ken Yi

Chief Executive Officer
   and Chairman of the Board

cc:           Dale Welcome, U.S. Securities and Exchange Commission
Anh Q. Tran, K&L Gates, LLP

EXHIBIT A

11.	INCOME TAXES

On October 17, 2006, income from the Company’s foreign subsidiaries became subject to U.S. income tax liability; however, this tax is deferred until foreign source income is repatriated to the Company, which has not yet occurred.
The Company has also retained an U.S. tax-preparer firm to aide in preparation of its U.S. income tax returns in order to maintain a high level of compliance with U.S. tax laws.

Effective January 1, 2008, the PRC income tax rules were changed.  The PRC government implemented a new 25% tax rate for all enterprises whether domestic or foreign enterprise, and abolished the tax holiday.

Income before taxes and the provision for taxes consists of the following:

	December 31, 2009	December 31, 2008	December 31, 2007
Continuing income before taxes:
U.S.	$(9,407,197)	$(6,492,779)	$(2,446,175)
Singapore	683,895	(324,690)	-
China	(7,169,999)	(14,582,108)	14,446,265
Australia	(3,197)	(70,485)	14,834
Hong Kong	(6,915,560)	(3,753,692)	2,647,045
Dubai	17,823,687	19,272,753	-
Macau	(57,240)	53,688	(207,157)
Total continuing income before taxes	(5,045,611)	(5,897,313)	14,454,812

Provision for taxes expense/(benefit):
Current:
U.S. Federal	-	-	-
U.S. State	-	-	-
	-	-	-

Deferred:
U.S. Federal	-	-	-
Hong Kong	(109,769)	-	-
Currency Effect	2,738	-	-
	(107,031)	-	-
Total provision for taxes	$(107,031)	$-	$-
Effective tax rate	(2.12% )	N/A	N/A

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2009, 2008, and 2007 are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Deferred tax assets
Net operating loss	$113,033	$-	$-
	113,033	-	-
Valuation allowance	-	-	-
Total deferred tax assets	113,033	-	-
Deferred tax liabilities
Total deferred tax liabilities	-	-	-
Net deferred tax assets	113,033	-	-
Reported as:
Current deferred tax assets	113,033	-	-
Non-current deferred tax assets	-	-	-
Non-current deferred tax liabilities	-	-	-
Net deferred taxes	$113,033	$-	$-

Current deferred tax assets represents net operating loss of a subsidiary Techwell Engineering Limited in Hong Kong.  The losses can be carried forward to set-off future assessable profits in Hong Kong without expiry date.  The differences between the U.S. federal statutory income tax rates and the Company’s effective tax rate for the years ended December 31, 2009, 2008, and 2007  is shown in the following table:

	2009	2008	2007
U.S. federal statutory income tax rate	34.00%	35.00%	35.00%
Lower rates in PRC, net	-9.00%	-10.00%	-10.00%
Accruals in foreign jurisdictions	-2.12%	0.00%	0.00%
Tax Holiday	-25.00%	-25.00%	-25.00%
	-2.12%	0.00%	0.00%

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the relevant applicable corporation income tax rate to income before tax for the years ended December 31, 2009, 2008, and 2007: -
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Income/(loss) before tax	(6,806,354)	(5,873,415)	12,032,328
Taxes at the applicable income tax rates	$285	$19,629	$4,770,088
Miscellaneous non taxable income and non-deductible expenses	(107,316)	(23,278)	(2,347,604)

Current income tax expense	$(107,031)	$(3,649)	$2,422,484

Effective January 1, 2008, the PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax preferences which is defined as "two-year exemption followed by three-year half exemption" enjoyed by tax payers. As a result of the new tax law, a standard 15% tax preference terminated as of December 31, 2007. The PRC government has established a set of transition rules to allow enterprises using tax preferences before January 1, 2008 to continue using the tax preferences on a transitional basis until being the new tax rates are fully implemented over a five year period.